Mail Stop 6010
Via Facsimile and U.S. Mail

October 2, 2008

Mr. Edward M. Liddy
Chairman and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

   Re: American International Group, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Form 10-Q for Fiscal Quarter Ended June 30, 2008
     File No. 1-8787

Dear Mr. Liddy:

   We have reviewed the Company's September 10, 2008 and September 16, 2008 letters responding to our September 5, 2008 letter and considered telephonic discussions we had with American International Group, Inc.'s management and its advisors on September 12, 2008. We have the following comments in which we request the Company to revise its disclosure. In responding to these comments, we ask that you provide us with information that shows us what the revised disclosure will look like. We believe you should make these disclosures as well as those proposed in your previous responses as soon as practicable, but no later than the earlier of the Company's filing of a registration statement or its September 30, 2008 Form 10-Q. If you do not believe that revised disclosure is necessary, please explain the reason in your response. After reviewing your response, we may raise additional comments and/or request that you amend your filings.

Form 10-Q for the Fiscal Quarter Ended June 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Estimates

AIGFP's Super Senior Credit Default Swap Portfolio, page 49

1. Please revise your disclosure to address the points below for each asset class, or subset of asset class, to the extent material. Our primary objective is to facilitate investors' understanding of the risks inherent in your credit default swap portfolio, as well as the effects that this portfolio has had and may be expected to

have on the Company's financial position, liquidity and operating results. We believe that modifying the disclosure you proposed in your September 16th letter to address these points may help to achieve these objectives. However, we recognize that the Company's management is in the best position to determine the disclosures necessary to achieve these objectives. Therefore, we encourage you to consider and advise us whether different or incremental disclosure would best achieve these objectives.

- Describe more specifically the terms of all material defined credit events and collateral posting requirements in your credit default swap contracts, as well as the events and conditions that trigger them.
- For multi-sector CDOs, quantify the notional amounts and the nature and type of the underlying securities as a percentage of the notional amounts, such as residential mortgage backed securities (i.e. prime, sub-prime, and Alt-A), commercial mortgage backed securities, corporate, and other CDO's. Also, disclose information about credit ratings and vintage. Please link this data to the derivative asset or liability recorded on the balance sheet.
- For contracts where collateral obligations have been or are reasonably likely to be triggered, present data quantifying and describing the collateral you have posted at the balance sheet date, the reasonably likely amounts of additional collateral that you could be required to post, and the maximum amount of collateral that you could be required to post. For the reasonably likely additional amounts of collateral, please address why such amounts are reasonably likely in the context of the contractual trigger that would require additional collateral to be posted. Please link this data to the derivative asset or liability recorded on the balance sheet.
- For contracts where a payment obligation has been or is reasonably likely to be triggered, present data quantifying and describing the amounts due and the timing of those amounts. For payment obligations that have been incurred, please state where the payment obligations are recorded on the balance sheet.
- Present quantified data that helps facilitate an understanding of the amount of additional defaults that would need to occur before you would be required to either make payments or post collateral, and your analysis of the likelihood of such events occurring. For example, consider presenting data depicting the original level of subordination below the super senior risk layer, the current level of subordination, and the effect and expected effects of any deterioration on your liquidity. Please link this data to the derivative asset or liability recorded on the balance sheet.

When considering the above points, we believe that summarizing CDS contracts and/or underlying loans and debt with similar characteristics, risks and terms would be appropriate, and that using tables and bulleted lists to present the information where possible would be most useful to an investor.

2. In your September 16, 2008 response, you include the table shown on page 50 of your June 30, 2008 Form 10-Q. Please tell us and revise that table and other presentations, if any, to clarify what "net notional" means. Consider the need to provide disaggregated quantified information. Please also revise the phrase "fair value loss at June 30, 2008" to clarify whether you are referring to the fair value of a derivative liability at June 30, 2008. Consider linking this amount directly to the derivative asset or liability recorded on the balance sheet or through a link to the table on page 17 of your June 30, 2008 Form 10-Q.

3. We acknowledge your response to prior comment five of our letter dated September 5, 2008. Please expand your disclosure to clarify the following:

    - How the model converts the prices for the CDO portfolio securities into credit spreads.
    - How the credit spreads are used to determine the implied probabilities of default.
    - The purpose of dividing the collateral pool into a hypothetical number of independent identical securities.
    - The change in the amount of the adjustment for the risk of non-performance by AIG for each period presented, including the factors underlying the changes in this adjustment.
    - The specific modifications made to the BET model.

4. On page 15 of your response letter dated September 16, 2008, you disclose that the fair value of your multi-sector super senior credit default swap portfolio was determined using: (i) the BET model, (ii) third party prices, (iii) the average of the BET model and third party prices and (iv) other, and have agreed to provide tabular disclosure regarding the notional amount and fair value attributable to each valuation methodology. In addition, you state that third party prices may be determined based on values implied by collateral calls or price estimates for the referenced CDO securities. Please revise your table to separately quantify the notional amounts and fair values that were determined using third party prices based on collateral calls and those determined using price estimates for the referenced CDO securities. In addition, please revise your disclosure to describe more specifically the circumstances under which each of the five categories of valuation methodologies is used.

5. Please refer to prior comment six of our letter dated September 5, 2008. Please revise your proposed disclosure on page nine of your September 16, 2008 response to explain the reasons for significant changes between periods

presented (e.g. March 31, 2008 as compared to June 30, 2008) in the weighted average price for each ABS Category. Also, please disclose the notional amounts of the multi-sector CDO super senior credit default swap portfolio for each ABS category. We may have additional comments after the amounts in your tabular disclosure are quantified.

6.   Please refer to prior comments seven and eight. Please expand your proposed disclosure relating to the pricing data obtained from the collateral managers to:

- Describe more specifically the nature and scope of your testing performed to validate the accuracy and completeness of pricing information provided by the collateral managers. Describe and quantify the adjustments that resulted from this validation process for each period presented.
- Describe in the disclosure proposed on page ten of your September 16, 2008 response what a pricing matrix is and how you use a pricing matrix to derive the prices for individual securities for which a price is not provided by a CDO collateral manager.

7.   Please refer to page nine of your September 16, 2008 response. Please revise your disclosure to describe more specifically the observable market transactions used to value credit default swaps written to facilitate regulatory capital relief.

8.   Please refer to prior comment 12 of our letter dated September 5, 2008. In performing the roll rate analysis, you assume that "referenced obligations acquired by AIGFP in extinguishing its obligations under the swaps are held to maturity." Please disclose the factors that you considered in making this assumption and determining it to be a reasonable assumption.

Note 1 – Summary of Significant Accounting Policies, page 8

9.   Please tell us and disclose your accounting policies relating to the collateral posting requirements for your credit derivatives.

Note 3 – Fair Value Measurements, page 13

10.   Please refer to prior comment one of our letter dated September 5, 2008. Please revise your disclosure on page 17 to separately identify and quantify each material component of the counterparty netting adjustments. Please tell us and clarify whether any portion of the counterparty netting adjustment accounts for the differences in credit applied to the gross and net cash flows.

*   *   *   *

Please respond to the comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Frank Wyman, Staff Accountant, at 202-551-3660 or Carlton Tartar, Accounting Branch Chief, at 202-551-3387, if you have questions regarding these comments. In this regard, do not hesitate to contact me, at 202-551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant